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                                                                     Exhibit 20




News Release                                               [LOGO]
                                               _________________________________

For More                                                NOTE TO EDITORS
Information                                    For further information regarding
Contact: Stephen A Van Oss                     the content of this news release,
                                               please contact:
                                                 Stephen A. Van Oss
News Release No.  94-14                          216-266-5809
Release Date:  November 7, 1994                ________________________________

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                  Reliance Responds to Rockwell Merger Proposal

Cleveland, Ohio -- November 7, 1994 -- Reliance Electric Company (NYSE-REE) confirmed that it had today received a draft merger agreement from Rockwell International Corporation, in connection with Rockwell's unsolicited cash tender offer for Reliance Electric. John C. Morley, President and Chief Executive Officer of Reliance said, "The Reliance Board of Directors will complete their review of the terms of the Rockwell draft merger agreement in the near future. We conclude from our initial review that the draft merger agreement contains many uncertainties regarding Rockwell's obligation to close the transaction. These uncertainties do not justify the risk to Reliance Electric of entering into a dialogue with Rockwell that might result in the termination of our agreement with General Signal and require Reliance to make a $50 million termination fee payment to General Signal."

Reliance Electric reaffirmed in a November 3, 1994 filing with the Securities and Exchange Commission the continued support by its Board of Directors of the proposed Reliance-General Signal merger as being in the best interest of Reliance and its shareholders.